EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104 TAIPEI, TAIWAN, R.O.C.
TEL: (02) 2505-7766 (10 LINES)
TELEX 11476 EVERMARINE

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 2 2007 WASH, DC 186 SECTION

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 23, 2007

07025601

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version of announcement that the Company had published, filed or distributed from January 1, 2007 to June 30, 2007 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

Grace Shu-Hui Hsieh
Stock Department

7/31

FORM NO.:GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2007 to June 30, 2007

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from January of 2007 to June of 2007 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: March 12, 2007

To announce for convening 2007 Annual General Meeting of Shareholders at 9:00a.m. on June 27, 2007 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

2.Date: March 12, 2007

To announce the book closure period for the 1st and 2nd domestic unsecured convertible corporate bonds from April 29, 2007 to June 27, 2007.

3.Date: April 9, 2007

To announce for disposing of 70,000,000 shares of "Taiwan Fixed Network Company" in the amount of NTD581,000,000.

4.Date: April 19, 2007

To announce for purchasing new-built containers in total amount of USD 34,402,000.

5.Date: June 27, 2007

To announce the important resolutions resolved by 2007 shareholders' meeting as follows.

(1)To approve the 2006 business report and financial statements.

(2)To approve the distribution of dividends and bonuses.

a. Cash dividend: NT$0.3 per share of common stock.

b. Bonuses for employees: NT 33,620,000.

c. Bonuses for directors and supervisors: NT 7,000,000.

(3)To approve the investment in Mainland China in the limited amount.

(4)To approve the amendment of the Articles of Incorporation.

(5)To approve the amendment of the " Procedures for Acquiring and Disposing of Assets".

(6)To approve the amendment of the "Procedures for Fund Lending, Endorsement and Guarantee".

(7)The election results of 7 directors and 2 supervisors are as follows.

Chairman & Director Mr. Wang, Long-Shung (Representative of Evergreen

	Airline Services Corporation)
Director	Mr. Chang, Yung-Fa
Director	Mr. Chang, Kuo-Cheng (Representative of Falcon International Services Ltd.)
Director	Mr. Lin, Sun-san (Representative of Evergreen Airline Services Corporation)
Director	Mr. Kuo, Shiuan-Yu
Director	Mr. Yeh, Shun-Li
Director	Mr. Yen, Ho-Yao
Supervisor	Ms. Ko, Lee-Ching
Supervisor	Ms. Ku Lai, Mei-Hsueh (Representative of Ultra International Investments Ltd.)

(8)To approve of removing the restriction of "Non-Competition" for the foresaid directors.

6.Date: June 27, 2007

To announce for removing the restriction of "Non-Competition" for the managers, Mr. Yen Ho-Yao, Mr. Owng, Rong-Jong, Mr. Shyu, Ren-Gung, Mr. Wang, Chung-Jinn, and Mr. Hsu, Ta-Chung.

7.Date: June 27, 2007

To announce for changing the CPA firm of Ernst & Young ("E&Y") into the CPA firm of PricewaterhouseCoopers ("PwC").

8.Date: June 27, 2007

To announce the ex-dividend trading date to be July 31, 2007, the dividend record date to be August 6, 2007 and the distribution date to be September 6, 2007. Accordingly, the register of the shareholder roster will be suspended from August 2, 2007 to August 6, 2007. The Board of Directors authorized the Chairman to adjust the ratio of dividends distribution in case that EMC's outstanding stocks would be changed because the Company buy treasury stocks back, or transfer, convert and cancel treasury stocks, or the debtees of the Domestic CB exercise conversion rights.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for January 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: February 9, 2007
Net operating revenue: NTD 2,563,716,000
Amount of Endorsements/Guarantees: NTD 54,063,255,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for February 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: March 9, 2007
Net operating revenue: NTD 2,487,470,000
Amount of Endorsements/Guarantees: NTD 55,465,151,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for March 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: April 10, 2007
Net operating revenue: NTD 2,160,295,000
Amount of Endorsements/Guarantees: NTD 57,761,048,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for April 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: May 10, 2007
Net operating revenue: NTD 2,803,471,000
Amount of Endorsements/Guarantees: NTD 59,677,973,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for May 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: June 8, 2007
Net operating revenue: NTD 2,218,511,000
Amount of Endorsements/Guarantees: NTD 52,543,588,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for June 2007 (publicly announced on the website: http://newmops.tse.com.tw/)

Date: July 10, 2007
Net operating revenue: NTD 2,191,605,000
Amount of Endorsements/Guarantees: NTD 52,462,118,000
Balance of Third-Party Loan: NTD 0

END